Exhibit 99.1

MATERIAL CHANGE REPORT

Regulation 51-102 Respecting Continuous Disclosure Obligations

Form 51-102F3

ITEM 1 – NAME AND ADDRESS OF COMPANY

THERATECHNOLOGIES INC.

2310 Alfred-Nobel Boulevard

Montreal, Québec

Canada H4S 2B4

ITEM 2 – DATE OF MATERIAL CHANGE

June 25, 2014

ITEM 3 – NEWS RELEASE

A news release describing this material change was issued on June 25, 2014 on “Marketwire”. A copy of the news release is available on the SEDAR website at www.sedar.com.

ITEM 4 – SUMMARY OF MATERIAL CHANGE

On June 25, 2014, Theratechnologies Inc. (the “Corporation”) announced that it will receive a refund of approximately $4.1 million from the Canada Revenue Agency after settling a dispute over its claims of refundable investment tax credits related to its 1994 and 1995 taxation years.

ITEM 5 – FULL DESCRIPTION OF MATERIAL CHANGE

5.1 Full description of material change

On June 25, 2014, the Corporation announced that it will receive a refund of approximately $4.1 million from the Canada Revenue Agency after settling a dispute over its claims of refundable investment tax credits related to its 1994 and 1995 taxation years.

The Corporation also announced that there are no other ongoing disputes related to the Corporation’s investment tax credit claims.

5.2 Disclosure for restructuring transactions

Not applicable.

ITEM 6 – RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7 – OMITTED INFORMATION

Not applicable.

ITEM 8 – EXECUTIVE OFFICER

For further information, contact Jocelyn Lafond, Vice President, Legal Affairs, and Corporate Secretary of the Corporation at (514) 336-4804, ext. 288.

ITEM 9 – DATE OF REPORT

July 4, 2014.